Immediate release

KIPCO AND FAIRFAX FINANCIAL PARTNER IN GROWING NORTH AFRICAN
AND MIDDLE EASTERN INSURANCE MARKETS

Toronto & Kuwait City, September 19th: KIPCO - the Kuwait Projects Co. (KSE: KPROJ) - a diversified holding company headquartered in Kuwait, and Fairfax Financial Holdings Limited (TSX: FFH and FFH.U), a global insurance and reinsurance group based in Canada, announced today an agreement to sell 39.2% of Gulf Insurance Co. (GIC) (KSE: GINS) to Fairfax at a price of US$208.6 million (KD 59.85 million) or 900 fils (U$3.14) per share. The transaction will take the form of a block sale through the Kuwait Stock Exchange and is expected to close shortly, subject to Kuwait Stock Exchange procedures.

KIPCO has an established track record of building businesses with an Arab world focus and of partnering with world business leaders to further that growth. The transaction reflects both the value of the GIC business and the network that GIC has built in seven countries across the Middle East and North Africa, as well as Fairfax’s confidence in the long-term growth potential of the region.

Fairfax, a leading global property and casualty insurance and reinsurance holding company with operations in North America, South America, Europe, the Middle East and Asia, revenues of US$6.6 billion in 2009 and invested assets of over US$21 billion at June 30, 2010, will bring its extensive experience in systems, product and market development and global investments to the venture.

Following completion of the transaction, KIPCO will remain the largest shareholder of GIC with approximately 43% and Fairfax will own approximately 41%.

Mr Faisal Al Ayyar, Vice Chairman of KIPCO, welcomed Fairfax’s investment in GIC:

 “Through our discussions, we have found that our organizations share common visions, ambitions and management culture. This transaction benefits, and builds value for our stakeholders, as Fairfax brings its international insurance and reinsurance expertise, proven management skills and global investment platform and technology infrastructure knowhow to GIC. We are excited by the potential ahead of us.”

Mr Prem Watsa, Chairman and CEO of Fairfax, said:

 “We are very pleased to be partnering with such a highly regarded organization as KIPCO in continuing to build the leading insurer in the Middle East and North African region. KIPCO and GIC are both world-class organizations that share our long-term core principles of integrity and professionalism. We look forward to working with the strong team at GIC to extend and accelerate their tremendous track record of profitable growth.”

Mr Farqad Al Sane, Chairman of Gulf Insurance Company, said:

 “The announcement represents a milestone in the development of GIC.  With the combined and complementary support of two first class groups as shareholders we will be in a position to further enhance our services and products to our clients and improve our financial returns.  We will be delighted to work with Fairfax and continue our journey with KIPCO towards accelerated growth in a promising market with great potential.”

-Ends-

Notes to Editors:
The KIPCO Group is one of the biggest diversified holding companies in the Middle East and North Africa, with consolidated assets of US$18.7 billion as at 31 December 2009. The Group has significant ownership interests in a portfolio of over 60 companies operating across 26 countries. Its main sector focus is financial services, insurance and media. Through the subsidiaries and affiliates of its core companies, KIPCO has interests in the real estate, industrial, education and management advisory sectors.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:

Fairfax:

John Varnell,
Chief Financial Officer,
+1 (416) 367-4941

Media Contact:
Paul Rivett,
Chief Legal Officer,
O: +1 (416) 367-4941
M: +1 (416) 278 5807
privett@hwic.ca

KIPCO:

Robert Hipkins
Group Communications Director
T: +965 2245 4286
M: +965 6635 6969
rhipkins@kipco.com

Saad Al Ali
Group Marketing and PR Director
T: +965 2244 0853
M: +965 9958 0440
saad.mohammed@kipco.com